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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACCESS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BUXTON FARM ROAD
(No. And Street)

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHARI JACOBSON (203) 322-3377
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

SEC RECEIVED MAR 01 2006 WASH. D.C. 185 SECTION

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SCOTT B. FRISOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Securities Inc, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

SUSAN F. MALONEY
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Access Securities, Inc.:

We have audited the accompanying statement of financial condition of Access Securities, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10, 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and by Section 1.17 of the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Fulvio & Associates LLP

New York, New York
February 16, 2006

ACCESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 253,218
Securities owned, at market value	24,328,893
Receivable from brokers and clearing organization	577,340
Furniture and equipment (net of accumulated depreciation of $755,455)	42,751
Security deposit and other assets	93,693
Other assets	10,000
TOTAL ASSETS	$ 25,305,895

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses payable	$ 2,463,912
Securities sold not yet purchased, at market value	14,627,235
Total Liabilities	17,091,147
Shareholders' Equity:	
Common Stock – No Par Value, 1,000 shares authorized, 830 shares issued and outstanding	7,703,022
Retained earnings	511,726
Total Shareholders' Equity	8,214,748
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 25,305,895

The accompanying notes are an integral part of these financial statements.

ACCESS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commission income	$ 21,084,778
Net trading gain	3,921,422
Miscellaneous income	2,425,643
TOTAL REVENUE	27,431,843
EXPENSES:	
Employee compensation and benefits	$ 17,796,488
Floor brokerage and clearance charges	3,306,483
Subscriptions and data services	2,051,972
Travel and entertainment	468,517
Communication expenses	373,533
Postage and office expense	170,884
Professional fees and consulting	868,022
Insurance	472,972
Rent and equipment rental	156,019
Interest and dividend expense	1,358,913
Depreciation and amortization	69,281
Regulatory fees	62,013
Contributions	164,350
Seminars and training	19,870
Miscellaneous tax expense	69,985
Stock loan fees	15,173
TOTAL EXPENSES	27,424,475
NET INCOME	$ 7,368

The accompanying notes are an integral part of these financial statements.

ACCESS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings	Total
Shareholders' Equity December 31, 2004	$3,953,022	$ 504,358	$ 4,457,380
Issuance of 730 Shares of Common Stock	4,500,000	-	4,500,000
Distributions	(750,000)		(750,000)
Net Income	-	7,368	7,368
Shareholders' Equity December 31, 2005	$7,703,022	$ 511,726	$ 8,214,748

The accompanying notes are an integral part of these financial statements.

ACCESS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income		$ 7,368
Adjustments to reconcile net income to Net cash used in operating activities:		
Depreciation and amortization	$ 69,281	
Gain on sale of airplane	(218,315)	
Increase in securities owned, at market value	(23,595,262)	
Decrease in receivable from brokers	4,679,832	
Increase in security deposit and other assets	(63,135)	
Increase in accrued expenses payable	307,633	
Increase in securities sold, not yet purchased	14,452,045	
Total adjustments		(4,367,921)
Net cash used in operating activities		(4,360,553)
Cash flows provided by investing activities:		
Proceeds from the sale of fixed assets		750,000
Purchase of fixed assets		(53,127)
Net cash provided by investing activities		696,873
Cash flows provided by financing activities:		
Contributions		3,750,000
Net cash provided by financing activities		3,750,000
Net increase in cash		86,320
Cash at January 1, 2005		166,898
Cash at December 31, 2005		$ 253,218
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest		$ 1,260,293

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Access Securities, Inc., (the "Company") is a registered broker-dealer, primarily acting as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. The company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD") and is registered with the National Futures Association ("NFA").

The Company computes depreciation using various methods based on the estimated useful lives of the depreciable assets.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counter-party with which it conducts business.

NOTE 2 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the corporation is not considered a taxable entity for federal income tax purposes. Any taxable income, losses or credits are reported by the shareholders on their individual tax returns.

The Company does business in various states and is liable for minimum taxes in those states.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2005, the Company had net capital of $5,823,018, which exceeded its minimum requirement by $5,322,018.

The Company is also a member of the National Futures Association, subjecting them to the net capital rule pursuant to regulation 1.17 of the Commodity Futures Trading Commission. At December 31, 2005 their minimum net capital requirement was $501,000, which the Company exceeded by $5,322,018.

NOTE 4 - COMMITMENTS

The Company has offices in Connecticut and Georgia. The Company leases office space in Connecticut under a lease, which expires October 31, 2006. The Company is paying rent on a month-to-month basis for its office in Georgia and does not have significant commitments on any other office.

The future minimum lease payments under the Connecticut lease are as follows:

Year	Total
2006	$ 90,266

Total rent expense for the year ended December 31, 2005 was $151,706.

SUPPLEMENTAL INFORMATION

ACCESS SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Credits:	
Total Shareholder's Equity	$ 8,214,748
Debits:	
Non Allowable Assets	(388,884)
Net Capital before Haircuts on Securities	7,825,864
Less: Haircuts on Securities	(2,002,846)
NET CAPITAL	5,823,018
Minimum Net Capital Requirement	501,000
EXCESS NET CAPITAL	$ 5,322,018
Computation of Aggregate Indebtedness (A.I.)	
Total A.I.	$ 2,463,912
Rate	6 2/3%
Minimum Net Capital	$ 164,260
Ratio of aggregate indebtedness to net capital	.42 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II A filing.

ACCESS SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

ACCESS SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO REGULATION 1.17
OF THE COMMODITY FUTURES TRADING COMMISSION
AS OF DECEMBER 31, 2005

Credits:	
Total Shareholder's Equity	$ 8,214,748
Debits:	
Non Allowable Assets	(388,884)
Net Capital before Haircuts on Securities	7,825,864
Less: Haircuts on Securities	(2,002,846)
NET CAPITAL	5,823,018
Minimum Net Capital Requirement	501,000
EXCESS NET CAPITAL	$ 5,322,018
Computation of Aggregate Indebtedness (A.I.)	
Total A.I.	$ 2,463,912
Rate	6 2/3%
Minimum Net Capital	$ 164,260
Ratio of aggregate indebtedness to net capital	.42 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited CFTC Form 1-FR-IB Report.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
Access Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Access Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Access Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Julius & Associates LLP

New York, New York
February 16, 2006